                                              40 Act File No. 811-08103

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                                     FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust: NUVEEN UNIT TRUST, SERIES 1

B. Name of Depositor: JOHN NUVEEN & CO. INCORPORATED

C. Complete address of Depositor's principal executive offices:

                     333 West Wacker Drive
                     Chicago, Illinois 60606

D. Name and complete address of agents for service:

                         JOHN NUVEEN & CO. INCORPORATED
                         Attention: Gifford R. Zimmerman
                         333 West Wacker Drive
                         Chicago, Illinois 60606

                         CHAPMAN AND CUTLER
                         Attention: Eric F. Fess
                         111 West Monroe Street
                         Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

( ) immediately upon filing pursuant to paragraph (b)

( ) on (date) pursuant to paragraph (b)

( ) 60 days after filing pursuant to paragraph (a)

( ) on (date) pursuant to paragraph (a) of Rule (485 or 486)

E. Title and amount of securities being registered: An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of filing fee: $0.00

H. Approximate date of proposed sale to the public:

                 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE
                     DATE OF THE REGISTRATION STATEMENT

( ) Check box if it is proposed that this filing will become effective on
    (date) at (time) pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      NUVEEN UNIT TRUST, SERIES 1

                         CROSS-REFERENCE SHEET

               PURSUANT TO RULE 404(C) OF REGULATION C
                  UNDER THE SECURITIES ACT OF 1933

           (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 AS
                    TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                FORM S-6
ITEM NUMBER                                HEADING IN PROSPECTUS

     I.  ORGANIZATION AND GENERAL INFORMATION

1.  (a) Name of trust                  )   Prospectus Cover Page
    (b) Title of securities issued     )
2.  Name and address of Depositor      )   Information About The Sponsor
3.  Name and address of Trustee        )   Information About The Sponsor
4.  Name and address of principal      )   Information About The Sponsor
     Underwriter                       )
5.  Organization of trust              )   Nuveen Unit Trusts
6.  Execution and termination of       )   Nuveen Unit Trusts
     Trust Agreement                   )   Information About The Trustee
                                       )   Other Information
7.  Changes of Name                    )
8.  Fiscal Year                        )
9.  Litigation                         )

    II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information regarding      )   Summary of Portfolios.
     trust's securities                )   Composition of Trusts
                                       )   Distributions To Unitholders
                                       )   Redemption
                                       )   Removal of Securities From
                                       )     The Trusts
                                       )   Information About The Trustee
                                       )   Information About The Sponsor
                                       )   Other Information
                                       )   Tax Status

FORM N-8B-2                                FORM S-6
ITEM NUMBER                                HEADING IN PROSPECTUS

11. Type of securities comprising      )   Nuveen Unit Trusts
      units                            )   Summary Of Portfolios
                                       )   Composition Of Trusts
                                       )   Objectives Of The Trusts
                                       )
12. Certain information regarding      )   *
      periodic payment certificates    )
13. (a) Loan, fees, expenses, etc.     )   Essential Information
                                       )   Public Offering Price
                                       )   Market For Units
                                       )   Accrued Interest
                                       )   Estimated Long Term Returnand
                                       )     Estimated Current Return
                                       )   Evaluation of Securities at the
                                       )     Initial Date Of Deposit
                                       )   Trust Operating Expenses
                                       )   Distributions To Unitholders
                                       )   Summary Of Portfolios
                                       )   Reports To Unitholders
                                       )
    (b) Certain information regarding  )   *
         periodic payment certificates )
    (c) Certain percentages            )   Public Offering Price
                                       )   Market For Units
                                       )   Estimated Long Term Return
                                       )     and Estimated Current Return
                                       )   Evaluation of Securities at the
                                       )     Initial Date Of Deposit
                                       )   Accrued Interest
                                       )
    (d) Certain other fees, etc.       )   Evaluation of Securities at the
         payable by holders            )     Initial Date Of Deposit
                                       )   Normal Trust Operating Expenses
                                       )   Ownership and Transfer of Units
                                       )
    (e) Certain profits received by    )
         depositor, principal          )
         underwriter, trustee or       )
         affiliated persons            )   Composition Of Trusts
                                       )   Purchase of Units by the Sponsor
                                       )
    (f) Ratio of annual charges to     )   *
         income                        )

FORM N-8B-2                                FORM S-6
ITEM NUMBER                                HEADING IN PROSPECTUS

14. Issuance of trust's securities     )   Summary Of Portfolios
                                       )   Distributions To Unitholders
                                       )   How Certificates Are Issued
                                       )   Redemption
                                       )
15. Receipt and handling of payments   )   *
     from purchasers                   )
16. Acquisition and Disposition of     )   Nuveen Unit Trusts
     Underlying Securities             )   Summary Of Portfolios
                                       )   Composition Of Trusts
                                       )   Redemption
                                       )   Removal of Securities from the
                                       )     Trusts
                                       )   Other Information
                                       )
17. Withdrawal or redemption           )   Market For Units
                                       )   Redemption
                                       )   Purchase of Units by the Sponsor
                                       )
18. (a) Receipt and disposition of     )   Summary Of Portfolios
         income                        )   Distributions to Unitholders
                                       )   Reports to Unitholders
                                       )
    (b) Reinvestment of distributions  )   Accumulation Plan
    (c) Reserves or special funds      )   Summary Of Portfolios
                                       )   Distributions to Unitholders
                                       )
    (d) Schedule of distributions      )   *
19. Records, accounts and reports      )   Distributions to Unitholders
                                       )   Reports to Unitholders
                                       )
20. Certain miscellaneous provisions   )   Information About the Trustee
      of Trust Agreement               )   Information About the Sponsor
                                       )   Other Information
21. Loans to security holders          )   *
22. Limitations on liability           )   Summary of Portfolios
                                       )   Composition of Trusts
                                       )   Information About the Trustee
23. Bond arrangements                  )   *

FORM N-8B-2                                FORM S-6
ITEM NUMBER                                HEADING IN PROSPECTUS

24. Other material provisions of       )   *
     Trust Agreement                   )

      III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor          )   Information About the Sponsor
26. Fees received by Depositor         )   *
27. Business of Depositor              )   Information About the Sponsor
28. Certain information as to          )   *
     officials and affiliated          )
     persons of Depositor              )
29. Voting Securities of Depositor     )   Information About the Sponsor
30. Persons controlling Depositor      )
31. Payments by Depositor for          )
     certain services rendered to      )
     trust                             )
32. Payments by Depositor for certain  )   *
     other services rendered to trust  )
33. Remuneration of employees of       )
     Depositor for certain services    )
     rendered to trust                 )
34. Remuneration of other persons for  )
     certain services rendered to      )
     trust                             )

       IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's securities )   *
     by states                         )
36. Suspension of sales of trust's     )
     securities                        )
37. Revocation of authority to         )
     distribute                        )
38. (a) Method of distribution         )
    (b) Underwriting agreements        )   Distribution of Units to the Public
    (c) Selling agreement              )
                                       )
39. (a) Organization of principal      )   Information About the Sponsor
         underwriter                   )
    (b) NASD membership of principal   )
         underwriter                   )
40. Certain fees received by principal )   *
     underwriter                       )
41. (a) Business of principal          )
         underwriter                   )

FORM N-8B-2                                FORM S-6
ITEM NUMBER                                HEADING IN PROSPECTUS

    (b) Branch offices of principal   )   *
         underwriter                  )
    (c) Salesmen of principal         )
         underwriter                  )
42. Ownership of trust's securities   )   *
     by certain persons               )
43. Certain brokerage commissions     )   *
     received by principal            )
     underwriter                      )
44. (a) Method of valuation           )   Essential Information
                                      )   Public Offering Price
                                      )   Evaluation of Securities at the Date
                                      )     Of Deposit
                                      )   Trust Operating Expenses
    (b) Schedule as to offering price )   *
    (c) Variation in offering price   )   Public Offering Price
         to certain persons           )   Accrued Interest
                                      )   Evaluation of Securities at the Date
                                      )     Of Deposit
                                      )
45. Suspension of redemption rights   )   *
46. (a)Redemption valuation           )   Unit Value And Evaluation
                                      )   Redemption Without Charge
                                      )   Purchase of Units by the Sponsor
                                      )
    (b) Schedule as to redemption     )   *
         price                        )
47. Maintenance of position in        )   Public Offering Price
     underlying securities            )   Purchase of Units by the Sponsor
                                      )

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of    )
     Trustee                          )   Information About the Trustee
49. Fees and expenses of Trustee      )   Essential Information
                                      )   Trust Operating Expenses

FORM N-8B-2                                FORM S-6
ITEM NUMBER                                HEADING IN PROSPECTUS

50. Trustee's lien                    )   Trust Operating Expenses
                                      )   Distributions to Unitholders

      VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's   )   *
     securities                       )

      VII.  POLICY OF REGISTRANT

52. (a) Provisions of trust agreement )   Trust Operating Expenses
         with respect to selection or )   Redemption
         elimination of underlying    )   Removal of Securities from
         securities                   )     the Trusts
                                      )
    (b) Transactions involving        )   *
         elimination of underlying    )
         securities                   )
    (c) Policy regarding substitution )   Summary Of Portfolios
         elimination of underlying or )   Composition Of Trusts
         securities                   )   Removal of Securities
                                      )
    (d) Fundamental policy not        )   *
         otherwise covered            )
53. Tax status of trust               )   Tax Status

        VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last    )   *
     ten years                        )
55.                                   )
56. Certain information regarding     )   *
     periodic payment certificate     )
57.                                   )
58.                                   )
_______________________
*Inapplicable, omitted, answer negative or not required.

                                                          NUVEEN UNIT TRUSTS
------------------------------------------------------------------------------

NUVEEN U.S. TREASURY TRUST,
SHORT INTERMEDIATE SERIES 1

CUSIP:

A Nuveen unit trust with an average weighted maturity of 2 1/2 years for individual investors seeking the current interest income, safety of capital and investment flexibility provided by a laddered portfolio of U.S. Treasury Obligations.










Prospectus Part A dated ________, 1997.

THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE U.S. TREASURY TRUST PART B PROSPECTUS WHICH IS DATED _______, 1997.

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC OR ANY OTHER FEDERAL AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------

PROSPECTUS
Nuveen U.S. Treasury Trust, Short Intermediate
Series 1

----------------------------------------
OVERVIEW

The trust listed above (the "Trust") is a unit investment trust designed to preserve capital and provide current income exempt from state and local income taxes. The Trust consists of a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States Government.
 The Trust also passes through to Unitholders in all states the exemption from state and local personal income taxes afforded to direct owners of U.S. Treasury Obligations. In addition, the Trust is also available to non-resident aliens, and the income from the Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors.

----------------------------------------
CONTENTS

Overview                               2

Trust Summary and Financial Highlights 2

  Performance Information              3

  Expense Information                  4

Trust Strategies                       5

  Investment Objective                 5

  How the Trusts Selects Investments   5

Risk Factors                           5

Distributions and Taxes                5

  Interest and Principal Distributions 5

  Tax Status                           6

Investing in the Trust                 6

  Sales Charges                        6

  Dealer Concessions                   6

General Information                    7

  Optional Features                    7

  The Sponsor                          7

Schedules of Investments               8

Statement of Condition                 9

Report of Independent
 Public Accountants                   10

           NUVEEN U.S. TREASURY TRUST, SHORT INTERMEDIATE SERIES 1
                        TRUST SUMMARY AND FINANCIAL
                      HIGHLIGHTS AS OF ___________, 1997

                           PERFORMANCE INFORMATION


Initial Date of Deposit:                       May   , 1997
Principal Amount of Securities:                $
Number of Units:
Fractional Undivided Interest
   per Unit:                                   1/

------------------------------------------------------------------------------
ESTIMATED RETURNS(1)

Current Return:             %
Long Term Return:           %
------------------------------------------------------------------------------
PUBLIC OFFERING PRICE (2)

Aggregate Offering Price of Securities:                 $
Aggregate Offering Price of Securities per Unit:        $
Plus Maximum Sales Charge per Unit:                     $
Public Offering Price per Unit:                         $
------------------------------------------------------------------------------
ESTIMATED INTEREST
DISTRIBUTIONS(3)

Gross Annual Income:                         $
Gross Annual Income per Unit:                $
   Less Annual Expense
     per Unit:                               $
Net Annual Income per Unit:                  $
First Payment per Unit
  (        , 1997):                          $
Normal Monthly Distributions
  per Unit commencing      , 1997:           $
------------------------------------------------------------------------------
MATURITY(4)

Average Weighted Maturity: 2 1/2 years

The Trust is composed of a laddered portfolio of Obligations that mature from _______ through ________.
------------------------------------------------------------------------------
CREDIT QUALITY

The U.S. Treasury Obligations underlying the Trust are direct obligations of the United States and are backed by its full faith and credit, although the Units of the Trust are not so backed. U.S. Treasury Obligations are not rated, but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                EXPENSE INFORMATION
------------------------------------------------------------------------------
------------------------------------------------------------------------------
SALES CHARGES (MAXIMUM)(5)

As a % of Public Offering Price:             %
Amount per $1,000 invested                   $
------------------------------------------------------------------------------


ESTIMATED ANNUAL OPERATING
EXPENSES(6)

Trustee's Fee:                             $
Sponsor's Evaluation Fee:                  $
Sponsor's Surveillance Fee:                $
Organizational
  Expenses(per Unit)(7):                   $
Total Annual
  Expenses (per Unit):                     $
------------------------------------------------------------------------------

ESTIMATED COSTS OVER TIME

The following are the estimated cumulative costs on a $1,000 investment, assuming (as mandated by the Securities and Exchange Commission) a 5% annual return, and reinvestment of all distributions (which is not an available reinvestment option in the Trust):

Over 1 Year          $
Over 3 Years         $
Over 5 Years         $

The examples reflect both the estimated operating expenses and maximum sales charge on an increasing investment (had the net annual return been reinvested in the Trust). The examples should not be considered representations of future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than those used in the examples.

------------------------------------------------------------------------------

---------
Notes to Performance Information and Expense Information:

All performance and expense information provided is as of the day prior to the Initial Date of Deposit.

(1) The actual returns an investor will receive will vary due to the maturity, exchange or sales of Securities, changes in fees and expenses, changes in interest income, the market value of the Securities on the date an investor purchases Units and how long Units are held. See "Estimated Long Term Return and Estimated Current Return" in Part B of this Prospectus for information concerning how Estimated Returns are calculated.

(2) The Public Offering Price will vary from that shown above due to changes in the prices of the underlying Securities subsequent to the Initial Date of Deposit. In addition to the Public Offering Price, investors must also pay accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). For Units purchased on the Initial Date of Deposit, $.____ of accrued interest will be added to the Public Offering Price. See "Public Offering Price" and "Accrued Interest" both in Part B of this Prospectus for further information.

(3) The Estimated Income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the Estimated Net Annual Interest Income per Unit provided. The amount of interest to be distributed annually per Unit, will generally change as Securities are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distributions to Unitholders" in Part B of this Prospectus.

(4) The Average Weighted Maturity of the Securities in the Trust is calculated based upon the stated maturities of the Securities in the Trust (or, with respect to Securities for which funds or securities have been placed in escrow to redeem such Securities on a stated call date, based upon such call date). The Average Weighted Maturity may increase or decrease from time to time as Securities mature or are called or sold.

(5) The sales charge is reduced for certain purchasers and for single transactions of at least 500 Units or $50,000 (whichever is more favorable to the investor). See "Sales Charges" in Part A of this Prospectus and "Public Offering Price" in Part B of this Prospectus.

(6) The Trustees Fee and the Sponsor's Evaluation and Surveillance Fees are per $1,000 principal amount of the underlying Securities in the Trust.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. See "Trust Operating Expenses" in Part B of this Prospectus and "Statement of Condition."

---------------------
TRUST STRATEGIES
---------------------
INVESTMENT OBJECTIVE

The Trust is designed to preserve capital, provide current interest income exempt from State and local income taxes, and offer a flexible investment. There is no assurance that the Trust will achieve its investment objective.

INVESTMENT PHILOSOPHY

The Trust is a non-managed investment vehicle and employs a buy and hold investment strategy. The Trust plans to hold to maturity a laddered portfolio of ____ U.S. Treasury Obligations with varying yields and maturities. The Trust is designed to help protect investors against changing interest rates by returning approximately 20% of the principal amount of the Trust ____-annually, commencing in _______.
------------------------------------------------------------------------------
INVESTOR SUITABILITY

The Trust is a suitable investment for safety-conscious investors seeking to:

- Earn regular monthly income exempt from state and local taxes;

- Preserve investment capital over time through owning government-guaranteed U.S. Treasuries;

- Reduce interest rate risk through owning a laddered portfolio;

The Trust is also available to foreign (non-resident) investors who seek income that is exempt from U.S. withholding, PROVIDED certain conditions are met;

The Trust is not a suitable investment  for individuals seeking to:

- Pursue an aggressive high-growth investment strategy;

- Invest in a long-term investment product
------------------------------------------------------------------------------
HOW THE TRUST SELECTS INVESTMENTS

The Trust consists of a portfolio of U.S. Treasury Obligations with differing maturities which have a weighted average maturity of ____ years.

In selecting U.S. Treasury Obligations (the "Securities") for deposit in the Trust, the following factors, among others, were considered by the Sponsor:
(a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or discount from par; and (c) the maturities of such obligations. A description of the U.S. Treasury Obligations included in the Trust are set forth in the "SCHEDULE OF INVESTMENTS," below.
------------------------------------------------------------------------------
RISK FACTORS

An investment in Units of the Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail. These include the risk that the value of the U.S. Treasury Obligations and therefore the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.
 As such, there is no guarantee that the Trust will achieve its objectives.

Certain of the Bonds included in the Trust are original issue discount bonds or "zero coupon" bonds, as noted in the "SCHEDULE OF INVESTMENTS." These Bonds are subject to greater price fluctuations with changing interest rates and contain additional risks set forth in "RISK FACTORS" in Part B of this Prospectus.
------------------------------------------------------------------------------
DISTRIBUTIONS AND TAXES

INTEREST AND PRINCIPAL DISTRIBUTIONS

The Trustee of the Trust (The Chase Manhattan Bank) will collect principal and interest on the Securities as it comes due and hold such amounts for distribution to Unitholders. The amount of the Net Annual Income per Unit set forth under "Performance Information - Estimated Interest Distributions" assumes that all of the Securities are delivered to the Trust. See "COMPOSITION OF

TRUSTS" appearing in Part B of this Prospectus. Interest income does not include accretion of original issue discount on "zero coupon" Bonds. See "RISK FACTORS" in Part B of this Prospectus. Distributions of income will be paid by the Trustee to Unitholders on the fifteenth day of each month to Unitholders of record on the first day of such month. Distributions of principal will be paid on the fifteenth day of each month to Unitholders of record on the first day of such month, provided the amount available for distributions equals at least $0.10 per Unit.

The amount of interest you will receive on an annual basis will be reduced by the expenses of the Trust and will generally change as Securities mature or are sold or as fees and expenses increase or decrease.

TAX STATUS

The Trust passes through to Unitholders in all states the exemption from state and local personal income taxes afforded to direct owners of U.S. Treasury Obligations. In addition, for non-resident aliens, income from the Trust will be exempt from withholding for U.S. federal income tax, PROVIDED certain conditions are met. See "TAX STATUS" in Part B of this Prospectus for further tax information.

INVESTING IN THE TRUST

SALES CHARGES

The maximum sales charge of   % applies only to purchases of less than 500
Units. Sales charges for larger single transactions during the primary offering period are as follows:

PRIMARY MARKET SALES CHARGE

                                          PERCENT        PERCENT
                                            OF              OF
                                          OFFERING       OFFERING
     NUMBER OF UNITS*                      PRICE           PRICE
     ---------------                      --------       --------
Less than 500 ......................           %               %
500 but less than 1,000.............
1,000 but less than 2,500...........
2,500 but less than 5,000...........
5,000 but less than 10,000..........
10,000 but less than 25,000.........
25,000 but less than 50,000.........
50,000 or more......................


*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

The sales charge assessed on Units sold in secondary market transactions is determined in accordance with the table set forth below based upon the dollar amount purchased and the Weighted Average Maturity of the Trust:

SECONDARY MARKET SALES CHARGE

                                              WEIGHTED AVERAGE
                                                  MATURITY
                                           ----------------------
                                           LESS
                                           THAN            TWO OR
                                            TWO            MORE
     PURCHASE PRICE*                       YEARS           YEARS
     ---------------                      --------       --------
Less than $50,000....................         %               %
$50,000 but less than $100,000.......
$100,000 but less than $250,000......
$250,000 but less than $500,000......
$500,000 but less than $1,000,000....
$1,000,000 but less than $2,500,000..
$2,500,000 but less than $5,000,000..
$5,000,000 or more...................

DEALER CONCESSIONS

The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts, based on number of Units sold, are as follows:

PRIMARY MARKET DEALER CONCESSIONS

                                          DISCOUNT
     NUMBER OF UNITS*                     PER UNIT
     ----------------                    ----------
Less than 500.........................   $
500 but less than 1000................
1,000 but less than 2,500.............
2,500 but less than 5,000.............
5,000 but less than 10,000............
10,000 but less than 25,000...........
25,000 but less than 50,000...........
50,000 or more........................

Dealer concessions on secondary market purchases of Trust Units through the Sponsor, based on the weighted average maturity of the Trust are as follows:

SECONDARY MARKET DEALER CONCESSIONS

                                             DISCOUNT PER UNIT
                                           ----------------------
                                              WEIGHTED AVERAGE
                                                  MATURITY
                                           ----------------------
                                           LESS
                                           THAN            TWO OR
                                            TWO            MORE
     PURCHASE PRICE*                       YEARS           YEARS
     ---------------                      --------       --------
Less than $50,000....................         %               %
$50,000 but less than $100,000.......
$100,000 but less than $250,000......
$250,000 but less than $500,000......
$500,000 but less than $1,000,000....
$1,000,000 but less than $2,500,000..
$2,500,000 but less than $5,000,000..
$5,000,000 or more...................

GENERAL INFORMATION

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at no charge. Units are redeemed at their current market value. See "Redemption" in Part B of this Prospectus.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

REINVESTMENT

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "Accumulation Plan" in Part B of this Prospectus. For more information obtain a prospectus from your financial advisor.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. More than
1.3 million investors have entrusted Nuveen to help them preserve their financial securities.

The prospectus describes in detail the investment objectives, policies and risks of this unit trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-621-7227 for additional information.

           NUVEEN U.S. TREASURY TRUST, SHORT INTERMEDIATE SERIES 1
                       (Nuveen Unit Trust, Series 1)
   Schedule of Investments at the Initial Date of Deposit, _________, 1997


                                                                Trustee's
                                                              Determination
                                                               of Offering
Face Amount       Description      Coupon        Maturity        Price (1)
-----------------------------------------------------------------------------
  $                                                              $




----------                                                       ------------
$                                                                 $
----------                                                       ------------
----------                                                       ------------

_______________

(1) The Sponsor's contracts to purchase U.S. Treasury Obligations were entered into on _________, 1997. Other information regarding the U.S. Treasury Obligations in the Trust on the Date of Deposit is as follows:

                                                     Annual
                                         Profit     Interest      Bid Price
                            Cost to     (or loss)   Income to        of
        Trust                Sponsor    to Sponsor    Trust      Securities
       ------               --------    ----------  ---------    -----------
U.S. Treasury Trust,
  Short-Intermediate
  Series 1................


In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is ._____%.

(2) This Security has been purchased at a deep discount from the par value because there is no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" bonds. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

               U.S. TREASURY TRUST, SHORT-INTERMEDIATE SERIES 1
                         (Nuveen Unit Trust, Series 1)
   Statement of Condition at the Initial Date of Deposit, ___________, 1997

TRUST PROPERTY

Sponsor's contracts to purchase
 Securities, backed by an irrevocable
 letter of credit(1)(2).............................

Accrued interest to ___________, 1997 on
 underlying Securities(1)...........................

Organizational costs(3).............................
                                                             ----------

    Total...........................................
                                                             ----------
                                                             ----------

LIABILITIES AND INTEREST OF UNITHOLDERS

LIABILITIES:

  Accrued interest to __________, 1997
   on underlying Securities(4)......................

Accrued organizational costs(3).....................
                                                             ----------

    Total...........................................
                                                             ----------
                                                             ----------

INTEREST OF UNITHOLDERS:

 Units of fractional undivided
   interest outstanding..............................

    Cost to investors(5).............................

       Less: Gross underwriting commission(6)........
                                                             ----------
 Net amount applicable to investors..................
                                                             ----------
              Total..................................
                                                             ----------
                                                             ----------

_______________

(1) Represented by contracts to purchase Securities which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Initial Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Securities plus accrued interest to the Initial Date of Deposit. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Securities.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the Securities listed under "SCHEDULE OF INVESTMENTS" herein, and their aggregate cost to the Trusts are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT?" in Part B of this Prospectus.)

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over the life of the Trust.

(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Securities' interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6)  The gross underwriting commission of        % of the Public Offering
     Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NUVEEN UNIT TRUST , SERIES 1.

     We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trust Series 1 (Nuveen U.S. Treasury Trust, Short-Intermediate Series 1), as of __________, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trust Series 1 (Nuveen U.S. Treasury Trust, Short-Intermediate Series 1) as of _________, 1997, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP

Chicago, Illinois,
_____________, 1997.

                              NUVEEN UNIT TRUSTS
                   U.S. TREASURY TRUST PROSPECTUS -- PART B
                               (GENERAL TERMS)

                                 MAY 1, 1997


    This Part B of the Prospectus may not be distributed unless accompanied by Part A. Both Parts of this Prospectus should be retained for future reference.

     FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.

     INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM STATE AND LOCAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX.

     CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE--EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.

     THIS NUVEEN UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of a portfolio of U.S. Treasury Obligations with differing maturities that are backed by the full faith and credit of the United States Government (see "SCHEDULE OF INVESTMENTS" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety.

     THE OBJECTIVES of a Trust are to preserve capital, provide current interest income exempt from State and local income taxes, and offer a flexible investment.

     DISTRIBUTIONS of interest received by a Trust will be made monthly. (See "DISTRIBUTIONS TO UNITHOLDERS.") Distribution of funds in the Principal Account, if any, will ordinarily be made monthly.

     FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders on the business day prior to the Initial Date of Deposit, see Part A of this Prospectus and "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN."

     THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Securities in such Trust's portfolio plus a sales charge as set forth in Part A of the Prospectus. The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Securities in such Trust plus the sales charges as set forth in Part A of the Prospectus. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least the number of Units set forth in Part A of this Prospectus.

     A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Securities. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Securities on the date of tender for redemption. (See "REDEMPTION.") The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Securities in the respective Trusts. (See "MARKET FOR UNITS.")

    RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, volatile interest rates and changes to the tax status of the Securities. The value of the underlying Securities will fluctuate inversely with changes in interest rates. Although in recent years interest rates have been relatively stable, the uncertain economic conditions of prior years, together with the monetary policies and fiscal measures adopted to attempt to deal with them, resulted in wide fluctuations of interest rates and, thus, in the value of fixed rate debt obligations. The Sponsor cannot predict the degree to which such fluctuations will continue in the future. See Part A of this Prospectus and "RISK FACTORS."

                              TABLE OF CONTENTS

NUVEEN UNIT TRUSTS...................................................   4
OBJECTIVES OF THE TRUSTS.............................................   5
SUMMARY OF PORTFOLIOS................................................   5
RISK FACTORS.........................................................   5
COMPOSITION OF TRUSTS................................................   6
PUBLIC OFFERING PRICE................................................   7
MARKET FOR UNITS.....................................................  10
ACCRUED INTEREST.....................................................  11
ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN..............  12
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT..............  13
TAX STATUS...........................................................  13
TRUST OPERATING EXPENSES.............................................  17
DISTRIBUTIONS TO UNITHOLDERS.........................................  18
ACCUMULATION PLAN....................................................  19
REPORTS TO UNITHOLDERS...............................................  20
UNIT VALUE AND EVALUATION............................................  20
DISTRIBUTIONS OF UNITS TO THE PUBLIC.................................  21
OWNERSHIP AND TRANSFER OF UNITS......................................  22
REDEMPTION...........................................................  23
PURCHASE OF UNITS BY THE SPONSOR.....................................  25
REMOVAL OF SECURITIES FROM THE TRUSTS................................  25
INFORMATION ABOUT THE TRUSTEE........................................  26
INFORMATION ABOUT THE SPONSOR........................................  27
OTHER INFORMATION....................................................  27

NUVEEN UNIT TRUTS

    This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "TRUSTS." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "INDENTURE") between John Nuveen & Co. Incorporated ("NUVEEN" or the "SPONSOR") and The Chase Manhattan Bank (the "TRUSTEE").

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of U.S. Treasury Obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "SECURITIES"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "COMPOSITION OF TRUSTS."

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Performance Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

    Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the respective Trust will remain the same. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Trust Agreement.

OBJECTIVES OF THE TRUSTS

    Objectives of the Trusts;The objectives of the Trusts are to provide safety of capital as is consistent with current income and investment flexibility by investment in a portfolio of U.S. Treasury Obligations with differing maturities which are backed by the full faith and credit of the United States Government. Interest income distributed by each Trust is exempt from state and local personal income taxes in all states. In addition, each Trust is available to non-resident aliens and the income from such Trusts, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors. There is, of course, no guarantee that the Trusts' objectives will be achieved.

SUMMARY OF PORTFOLIOS

    Bonds, How Selected;In selecting Securities for deposit in the Trusts the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and
(c) the maturities of such obligations.

RISK FACTORS

    U.S. TREASURY OBLIGATIONS. U.S. Treasury Obligations are direct obligations of the United States and are backed by its full faith and credit although the Units are not so backed. The U.S. Treasury Obligations are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

    An investment in Units of a Trust which contains U.S. Treasury Obligations should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

    Certain of the Securities may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Trust. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

COMPOSITION OF TRUSTS

    Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units, in substitution for Securities not delivered to a Trust or in exchange or substitution for Securities upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Securities.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Securities delivered to the Trustee represent an obligation by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Securities which have not been issued as of the Initial Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Securities. Although the Sponsor believes it unlikely, if such Securities, or replacement securities described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Securities provide for delivery dates after the date of settlement for purchases made on the Initial Date of Deposit. Interest on such "when issued" and "delayed delivery" Securities accrues to the benefit of Unitholders commencing with the first settlement date for the Units.
However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Securities during the interval between their purchase of Units and the delivery of the Securities because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Initial Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the

Portfolio does not change and estimated annual expense does not vary from that set forth under "Expense Information" in Part A of this Prospectus. Those Securities in each Trust purchased with delivery dates after the date of settlement for purchases made on the Initial Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN SECURITIES. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("FAILED SECURITIES"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("REPLACEMENT SECURITIES") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Securities they replace in terms of (i) the exemption from state taxation;
(ii) maturity; and (iii) cost to the Trust. In addition, Replacement Securities shall not be "when, as and if issued" Securities. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Securities are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Securities not replaced, and the principal and accrued interest attributable to such Securities shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Securities in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF SECURITIES. Certain of the Securities may from time to time under certain circumstances be sold or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    LITIGATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

PUBLIC OFFERING PRICE

    Public Offering Price of Units;The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate offering prices of the Securities deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge as set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the bid price of each Security in the Trust a sales charge as set forth in Part A of this Prospectus. See "UNIT VALUE AND EVALUATION." The secondary market sales charge is reduced with respect to quantity purchases in such amounts set forth in Part A of this Prospectus.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "EXCHANGE") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "ACCRUED INTEREST."

    The graduated sales charges set forth in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of an individual and his or her spouse and children under 21 years of age ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary market with sales charges of     %
of the Public Offering Price for U.S. Treasury Long Term Series,     % of the
Public Offering Price for U.S. Treasury Long Intermediate Series,      % of
the Public Offering Price for U.S. Treasury Intermediate Series,    % of the
Public Offering Price for U.S. Treasury Short Intermediate Series and     %
of the Public Offering Price for U.S. Treasury Short Term Series by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "DISCOUNTED PURCHASES"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the offering prices per Unit of the Securities in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the bid prices per Unit of the Securities in such Trust plus the applicable sales charge. The offering prices of Securities in a Trust may be expected to average between 1/2% to 2% more than the bid prices of such Securities. The difference between the bid side evaluation and the offering side evaluation of the Securities in each Trust on the business day prior to the Initial Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time:
(i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the offering prices of the Securities in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the bid prices of Securities in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued Interest;Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Securities as of the Initial Date of Deposit (which has been designated the first Record Date). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Initial Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Initial Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Securities deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trusts. Since interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution approximately 30 days after the Initial Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated In Part A of this Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "DISTRIBUTIONS TO UNITHOLDERS") As Securities mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Securities in the Trust's portfolio, calculated in accordance with accepted practice and adjusted to reflect expenses and sales charges. Under accepted practice, securities are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the securities but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the security's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Security's yield by the market value of the Security and by the amount of time remaining to the date to which the Security is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than regular distribution or may be paid at some point after 30 days.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Securities in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Securities. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on the holding period, market interest rate changes, other factors affecting the prices of individual securities in the portfolio, and differences between the expected remaining life of portfolio securities and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Securities on the business day prior to the Initial Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Securities and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A comparison of estimated current returns with the returns on various other taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT

    The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee on the basis of an evaluation of such Securities prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("KENNY S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities.

    The amount by which the Trustee's determination of the OFFERING PRICES of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    In the Opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

  1. Each Trust is not an association taxable as a corporation for federal income tax purposes.

  2. Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets for federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "CODE"). Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by a Trust.

  3. Each Unitholder will have a taxable event when a Security is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. The cost of the Units to a Unitholder on the date such Units are purchased is allocated among the Securities held in a Trust (in accordance with the proportion of the fair market values of such Securities) in order to determine his tax basis for his pro rata portion in each Security. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Securities delivered after the date on which the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities, gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code).
       The amount of any such gain or loss is measured by comparing the Unitholders' pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Security which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each Unit and of each Security which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. A Trust may contain certain "zero coupon" Securities (the "STRIPPED TREASURY SECURITIES") that are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "REGULATION") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a DE MINIMIS amount as determined thereunder. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a DE MINIMIS amount as determined under the Regulation. To the extent that the amount of such discount is less than the respective DE MINIMIS amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increasing amount of income to the Unitholders each year.

Limitations on Deductibility of Trust Expenses by Unitholders -- Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, may be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat certain expenses of a Trust as miscellaneous itemized deductions subject to this limitation.

    Premium -- If a Unitholder's tax basis of his pro rata portion in any Securities held by a Trust exceeds the amount payable by the issuer of the Security with respect to such pro rata interest upon the maturity of the Security, such excess would be considered "premium" which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code.

    Original Issue Discount -- Certain of the Securities in a Trust may have been acquired with "original issue discount." In the case of any Securities in a Trust acquired with "original issue discount" that exceeds a "DE MINIMIS" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Securities are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Securities. Unitholders should consult their tax advisers as to the amount of original issue discount as it accrues.

    Special original issue discount rules apply if the purchase price of the Security by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "ADJUSTED ISSUE PRICE"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Security issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

    Market Discount -- If a Unitholder's tax basis in his pro rata portion of Securities is less than the allocable portion of such Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "REVISED ISSUE PRICE"), such difference will constitute market discount unless the amount of market discount is "DE MINIMIS" as specified in the Code. Market discount accrues daily computed on a straight-line basis, unless the Unitholder elects to calculate accrued market discount under a constant-yield method. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules discussed above.
 Unitholders should consult their own tax advisers regarding whether an election should be made and as to the amount of market discount which accrues.

    Accrued market discount is generally includible in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Securities, on the sale, maturity or disposition of such Securities by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income.

    Computation of the Unitholder's Tax Basis -- The tax basis of a Unitholder with respect to his interest in a Security is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Securities held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of a Trust.

    Recognition of Taxable Gain or Loss upon Disposition of Obligations by a Trust or Disposition of Unit -- A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Security is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss, will generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Security deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Security by a Trust or the disposition of Units by a Unitholder will be short-term capital gain (or loss) unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder's realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

    If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets, including his pro rata portion of all of the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

    "The Revenue Reconciliation Act of 1993" (the "TAX ACT") raised tax rates on ordinary income while capital gains remain subject to a 28 percent maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    Foreign Investors -- A Unitholder who is a foreign investor (I.E., an investor other than a U.S. citizen or resident of a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Security or the sale of his Units PROVIDED that (i) the interest income or gain is not effectively connected to the conduct by the foreign investor of a trade or business within the United States, (ii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his taxable year, (iii) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter) and (iv) FURTHER PROVIDED that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Securities shall apply to the extent the securities were issued after July 18, 1984. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. On December 7, 1995 the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of such non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders.

    In the opinion of Carter, Ledyard & Milburn, special counsel to the Trusts for New York tax matters each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

    General -- Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided with requested, distributions by a Trust to such Unitholder will be subject to back-up withholding.

    The foregoing discussion relates only to United States federal income taxes and applies only to the Trusts which are described in this Prospectus; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units and the tax treatment of Securities acquired at an original issue discount or market discount and premium, if any.

TRUST OPERATING EXPENSES

    No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive those fees as set forth in "Expense Information" in Part A of this Prospectus for regularly evaluating the Securities and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Expense Information" appearing in Part A of this Prospectus. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

        All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the life of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

        The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Securities in each Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each monthly Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Securities and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next monthly Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    See Part A of this Prospectus for details of distributions per Unit of each Trust based upon estimated Net Annual Interest Income at the Initial Date of Deposit. The amount of the regular distributions will generally change when Securities are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the approximate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "ACCUMULATION FUNDS") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities), deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Securities, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

UNIT VALUE AND EVALUATION

    The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected,
(2) the value of the Securities in the Trust based on the BID prices of the Securities and (3) interest accrued thereon not subject to collection, LESS
(1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("UNIT VALUE") of such Trust. The Sponsor may determine the value of the Securities in each Trust
(1) on the basis of current BID prices of the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by a Trust, (2) if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, (3) by causing the value of the Securities to be determined by others engaged in the practice of evaluating, quoting or appraising comparable securities or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Securities, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Securities.

DISTRIBUTIONS OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

    Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The amounts of such discounts are set forth in Part A of this Prospectus.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

    The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholder will receive a Book Entry Position Confirmation reflecting their ownership.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders.
Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of lost, stolen or destroyed certificates.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholders. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("REDEMPTION PRICE"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "DATE OF TENDER" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. (See "REMOVAL OF SECURITIES FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Securities are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Securities in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Securities as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Securities may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Securities, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Securities such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed (1) for any period in which the New York Stock Exchange is closed, other than customary weekend and holiday closings or for any period during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted, (2) for any period during which an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or (3) for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

PURCHASE OF UNITS BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

REMOVAL OF SECURITIES FROM THE TRUSTS

    Securities will be removed from a Trust as they mature or are redeemed by the issuers thereof. The Indenture also empowers the Trustee to sell Securities for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Securities in each Trust to be sold in such circumstances. In deciding which Securities should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Securities; (3) the effect on income distributions to Unitholders of the sale of various Securities; (4) the effect on principal amount of underlying Securities per Unit of the sale of various Securities; (5) the financial condition of the issuers; and (6) the effect of the sale of various Securities on the investment character of the Trust. Such sales, if required, could result in the sale of Securities by the Trustee at prices less than original cost to the Trust. To the extent Securities are sold, the size and diversity of such Trust will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Securities upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Securities, or an adverse change in market, revenue or credit factors affecting the investment character of the Securities. If a default in the payment of the principal of and/or interest on any of the Securities occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Securities within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Securities forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Securities in a Trust if the Securities in the Trust are the subject of an advanced refunding generally considered to be when refunding securities are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Securities on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the deposit of additional securities or the limited right of substitution of Replacement Securities for Failed Securities, and except for refunding Securities that may be exchanged for Securities under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit securities either in addition to, or in substitution for, any of the Securities initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

    Founded in 1898, Nuveen is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Free Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. In addition, Nuveen open-end and closed-end funds held approximately $35 billion in securities under management as of the date of this Statement. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). Nuveen maintains 11 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trusts' sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

OTHER INFORMATION

Amendment of Indenture

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities and except for the substitution of refunding securities under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

Termination of Indenture

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Securities originally deposited in the portfolio. (See "Performance Information" appearing in Part A of this Prospectus.) The sale of Securities from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long-Term, Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Securities in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                            NUVEEN UNIT TRUSTS
                           PROSPECTUS -- PART B
                                MAY 1, 1997

        Sponsor              John Nuveen & Co. Incorporated
                             333 West Wacker Drive
                             Chicago, IL 60606-1286
                             Telephone: 312-917-7700

                             Swiss Bank Tower
                             10 East 50th Street
                             New York, NY  10022
                             Telephone: 212-207-2000

       Trustee               The Chase Manhattan Bank
                             4 New York Plaza
                             New York, NY  10004-2413
                             Telephone: 800-257-8787

Legal Counsel to Sponsor     Chapman and Cutler
                             111 West Monroe Street
                             Chicago, IL  60603

            Independent      Arthur Andersen LLP
     Public Accountants      33 West Monroe Street
         for the Trusts      Chicago, IL  60603


     Except as to statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.

     This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

     No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any Person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                              NUVEEN UNIT TRUSTS
                       U.S. TREASURY TRUST PROSPECTUS

                                 MAY 1, 1997

                              NUVEEN UNIT TRUSTS

                            INFORMATION SUPPLEMENT

                          NUVEEN UNIT TRUST SERIES 1

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated ______________. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

ACCUMULATION PLAN.........................................................  2

INFORMATION ABOUT THE SPONSOR.............................................  4

EFFECT OF STATE PERSONAL INCOME TAX EXEMPTION.............................  6

APPENDIX A -- U.S. TREASURY TRUST, SHORT-INTERMEDIATE SERIES 1 CASH FLOWS

ACCUMULATION PLAN

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST
     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund
     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Growth and Income Stock Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

     Founded in 1898, Nuveen is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Free Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market

Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). Nuveen maintains 11 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("FIRMS") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("FUNDS"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

              EFFECT OF STATE PERSONAL INCOME TAX EXEMPTION

     The following Chart shows what the return on security that is subject to state personal income taxes would have to be in order to equal 5.52% Estimated Current Return on a Monthly Payment U.S. Treasury Series. This Trust is free from state personal income taxes in all states; the comparable security would be subject to deduction of state personal income taxes at the maximum state rate. Of course, if you are not in the maximum state personal income tax bracket, the fully taxable equivalent return would be less.


                                                      FULLY TAXABLE
                                                    RETURN EQUIVALENT
                                                    TO 5.52% ESTIMATED
                        MAXIMUM STATE               CURRENT RETURN ON
                       PERSONAL INCOME               MONTHLY PAYMENT
   STATE                 TAX RATE(1)               U.S. TREASURY SERIES
------------------------------------------------------------------------------
Alabama                   5.000%(2)                        5.81%
Alaska                    0.00                             5.52
Arizona                   5.600(2)                         5.85
Arkansas                  7.000                            5.94
California                9.300                            6.09
Colorado                  5.000                            5.81
Connecticut               4.500                            5.78
Delaware                  7.100                            5.95
Florida                   0.000                            5.52
Georgia                   6.000                            5.87
Hawaii                   10.000                            6.13
Idaho                     8.200                            6.01
Illinois                  3.000                            5.69
Indiana                   3.400                            5.71
Iowa                      9.980(2)                         6.13
Kansas                    7.750                            5.98
Kentucky                  6.000                            5.87
Louisiana                 6.000                            5.87
Maine                     8.500                            6.03
Maryland                  5.000                            5.81
Massachusetts            12.000                            6.27
Michigan                  4.470                            5.78
Minnesota                 8.500                            6.03
Mississippi               5.000                            5.81
Missouri                  6.000                            5.87
Montana                  11.000                            6.20
Nebraska                  6.990                            5.93
Nevada                    0.000                            5.52
New Hampshire             5.000                            5.81
New Jersey                6.370                            5.90
New Mexico                8.500                            6.03
New York                  7.000                            5.94
North Carolina            7.750                            5.98
North Dakota             12.000(7)                         6.27
Ohio                      7.500                            5.97
Oklahoma                 10.000(2)(4)                      6.13
Oregon                    9.000(2)                         6.07
Pennsylvania              2.800                            5.98
Puerto Rico              36.000(8)                         8.63
Rhode Island             10.890(5)                         6.19
South Carolina            7.000                            5.94
South Dakota              0.000                            5.52
Tennessee                 6.000                            5.87
Texas                     0.000                            5.52
Utah                      7.200(3)                         5.95
Vermont                   9.900(5)(6)                      6.13
Virginia                  5.750                            5.86
Washington                0.000                            5.52
West Virginia             6.500                            5.90
Wisconsin                 6.930                            5.93
Wyoming                   0.000                            5.52
Dist of Columbia          9.500                            6.10
-----------------------------------------------------------------------------

     This Chart incorporates current applicable State income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. If you live in a locality which imposes local personal income taxes, the fully taxable equivalent return may be greater than as shown on this Chart. Yield figures are for example only.

(1) Based upon net amount subject to State income tax after deductions and exemptions. This Chart does not reflect other possible tax factors, such as the alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions and the possible partial disallowance of deductions. Consequently, Unitholders are urged to consult their own tax advisors in this regard.

(2) This state allows in any taxable year, the deduction from gross income of payments of federal tax liability in that year.

(3) This state allows in any taxable year, the deduction from gross income of 50% of amounts paid on federal tax liability in that year.

(4) This maximum applicable rate may be 7% if the taxpayer chooses not to deduct payments of federal tax liability.

(5) This rate is calculated as a percentage of the highest federal personal income tax rate of 39.6%.

(6) The rate shown includes the maximum surtax imposed by this state of 6% of federal personal income tax liability.

(7) The maximum applicable rate may be 14% of adjusted federal personal income tax liability if the state tax calculated on that basis is less than the state tax calculated on the basis of the rate shown above.

(8) An alternate basic tax may be assessed if greater than the tax calculated on the basis of the rate shown above.

                             NUVEEN UNIT TRUSTS

                     U.S. TREASURY TRUST PROSPECTUS

                               MAY 1, 1997

                                APPENDIX A


        U.S. TREASURY TRUST, SHORT-INTERMEDIATE SERIES 1 CASH FLOWS

     The table below sets forth the estimated distributions per 100 Units of interest and principal to Unitholders. The table assumes no changes in Trust expenses, no redemptions or sales of the underlying Securities prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change, actual distributions will vary.



                      ESIMATED             ESTIMATED          ESTIMATED
                      INTEREST             PRINCIPAL            TOTAL
   DATES            DISTRIBUTIONS        DISTRIBUTIONS       DISTRIBUTIONS

                   CONTENTS OF REGISTRATION STATEMENT


A.  Bonding Arrangements of Depositor:

     The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

           INSURER/POLICY NO.                          AMOUNT

United Pacific Insurance Co.                        $10,000,000
Reliance Insurance Company
B 74 92 20

Aetna Casualty and Surety                           $10,000,000
08 F10618BCA

St. Paul Insurance Co.                              $ 6,000,000
400 HC 1051

B.   This Registration Statement comprises the following papers and documents:
          The facing sheet
          The Prospectus
          The signatures
          Consents of Counsel
          The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated, Depositor, and The Chase Manhattan Bank, Trustee (to be supplied by amendment).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2* Copy of Certificate of Incorporation, as amended, of John Nuveen & Co. Incorporated, Depositor.

1.3** Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1(a) and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.2 Consent of Kenny S & P Evaluation Services (to be supplied by amendment).

4.3     Consent of Carter, Ledyard & Milburn (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor (to be supplied by amendment).

_________

* Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

** Incorporated by reference to Form N-8B-2 (File No. 811-2198) filed on behalf of Nuveen Tax-Free Unit trust, Series 37.

C.   EXPLANATORY NOTE

     The Registration Statement will contain multiple separate prospectuses. Each Prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.    UNDERTAKINGS

      1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

      2. The Information Supplement to the Trust will not include third party financial information.

                                    SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trust, Series 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on March 20, 1997.

                                    NUVEEN UNIT TRUST, SERIES 1
                                                  (Registrant)

                                    BY JOHN NUVEEN & CO. INCORPORATED
                                                   (Depositor)


                                   By      Larry W. Martin
                                      ---------------------------------
                                            Vice President

                                   Attest       Morrison Warren
                                          -----------------------------
                                               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

       SIGNATURE                         TITLE*                    DATE

Timothy R. Schwertfeger     Chairman, Board of Directors  )
                            Chief Executive Officer       )
                            and Director                  )


Anthony T. Dean             President, Chief Operating    )  Larry W. Martin
                            Officer and Director          )  ---------------
                                                          )  Larry W. Martin
                                                          )  Attorney-in-Fact**
John P. Amboian             Chief Financial Officer and   )  March 20, 1997
                            Executive Vice President      )


O. Walter Renfftlen         Vice President and Controller )
                            (Principal Accounting Officer))

___________

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian, Renfftlen, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103).

                          CONSENT OF CHAPMAN AND CUTLER

     The consent of Chapman and Cutler to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

     The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement will be filed as Exhibit 3.3 with Amendment No. 1 to the Registration Statement.

                   CONSENT OF STANDARD & POOR'S CORPORATION

     The consent of Standard & Poor's Corporation to the use of its name in the Prospectus included in this Registration Statement will be filed as
Exhibit 4.1 to the Registration Statement.

                  CONSENT OF KENNY S & P EVALUATION SERVICES

     The consent of Kenny S & P Evaluation Services to the use of its name in the Prospectus included in this Registration Statement will be filed as
Exhibit 4.2 to the Registration Statement.

                    CONSENT OF CARTER, LEDYARD & MILBURN

     The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit
4.3 to the Registration Statement.

                      CONSENT OF ARTHUR ANDERSEN LLP

     The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.

                               MEMORANDUM

     Re:    Nuveen Unit Trust, Series 1
            ----------------------------

     The list of securities comprising each trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trusts in the fund and the statement of condition of the new fund will be filed by amendment.

                                  1940 ACT

                           FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Nuveen Unit Trust Series 1 (File No. 811-08103).

                                  1933 ACT

                                THE INDENTURE

     The form of the proposed Trust Indenture and Agreement is expected to be filed with the amendment to Nuveen Unit Trust, Series 1.

Chicago, Illinois
March 20, 1997